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                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of l934


GSB Financial Corporation
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                  (Name of Issuer)
Common Shares, $.01 par value
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                 (Title of Class of Securities)

362263105_______________________________________________________
Simeon Brinberg           (CUSIP Number)
60 Cutter Mill Road, Great Neck, New York  11021 516-466-3100
----------------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

____________________May 28, 1998______________________________
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule l3D, and is filing this schedule because of Rule l3d-l(e), 13d-1 (f) or 13d-1(g), check the following box / /.

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-l(a) for other parties to whom copies are to be sent.

                           Page 1 of 11 Pages


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                           Page 2 of 11 Pages
Cusip No. 362263105

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l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Gould Investors L.P. - 11-2763164
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2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)
                                                   (b)
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS*

     WC
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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                    7.   SOLE VOTING POWER - 131,570
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 131,570
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   131,570
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12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.85%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
     PN



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                           Page 3 of 11 Pages

Item. 1   Security and Issuer.

This statement relates to Common Shares, $.01 par value (the "Common Shares") of GSB Financial Corporation, a Delaware Corporation (the "Company"). The address of the principal executive offices of the Company is One South Church, Goshen, New York, 10924.

Item 2.   Identity and Background

(a) This statement is filed by Gould Investors L.P. a limited partnership organized under Delaware law (the "Partnership"). The general partners of the Partnership are Fredric H. Gould ("Gould") and Georgetown Partners, Inc., a Delaware corporation, the managing general partner of the Partnership ("Georgetown").

(b) The address of the principal business and principal office of the Partnership and Georgetown is 60 Cutter Mill Road, Suite 303, Great Neck, New York 11021. The business address of Gould and each of the officers of Georgetown is 60 Cutter Mill Road, Suite 303, Great Neck, New York, 11021.

(c) The Partnership is engaged in the real estate business; it owns and operates and participates in the ownership and operation of income producing properties. The Partnership also invests in equity securities of other entities.

Item 2 information with respect to the individual general partner of the Partnership and the officers and sole director of Georgetown is set forth on Attachment A, which is incorporated herein by reference.

(d)-(e) During the last five years neither the Partnership, Gould, Georgetown nor any officer of Georgetown has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

(f) Gould and each officer of Georgetown is a citizen of the United States of America. The Partnership and Georgetown are organized under Delaware law.

Item 3.   Source and Amount of Funds or Other Consideration


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                         Page 4 of 11 Pages

As of the date hereof, the Partnership has purchased a total of 131,570 Common Shares of the Company at an aggregate cost of $2,063,338.63. The funds used to make these purchases came from the Partnership's working capital. The
Partnership has an availability of approximately $21,000,000 under a margin account maintained by the Partnership with Salamon SmithBarney. As of the date hereof there is $2,000,000 outstanding under this facility.

Item 4.   Purpose of the Transaction

The Partnership has acquired the Common Shares of the Company as an investment. The Partnership, subject to availability at prices deemed favorable and subject to its continuing evaluation of the Company, may purchase additional Common Shares of the Company in the open market or in privately negotiated transactions. The Partnership may also in the future determine to sell all or a portion of the shares owned by it.

Except as described in this Statement, the Partnership (including its general partners and the officers and sole director of Georgetown) does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional shares of the Company or the disposition of any shares of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)4 of the Securities Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer


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                             Page 5 of 11 Pages

(a) The Partnership owns, as of this date, 131,570 Common Shares of the Company, constituting approximately 5.85% of the 2,248,250 shares of Common Stock outstanding.

(b) The Partnership has sole voting and dispositive power with respect to the 131,570 Common Shares it beneficially owns.

(c) The following table sets forth transactions in Common Shares of the Company effected by the Partnership sixty (60) days prior to the event requiring the filing of this Statement. The shares purchased were open market purchases in the over-the-counter market.

Date of Purchase         Number of Shares         Price per Share

         5/5/98                   2,000                    17.4375
         5/8/98                   3,000                    17.50
         5/26/98                  3,500                    17.4375
         5/27/98                  8,000                    17.25
         5/28/98                  2,500                    17.4375
         5/29/98                  4,000                    17.50
         6/02/98                  6,000                    17.4375
         6/03/98                  9,000                    17.6875

Except as set forth herein, the Partnership, its General Partners and officers of Georgetown, (i) do not own or have any right to acquire, directly or indirectly, any Common Shares of the Company; and (ii) have not in the past sixty days effected any transactions in Common Shares of the Company.

          (d)  Not applicable
          (e)  Not applicable

     Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the persons listed in Item 2 and between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.


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                           Page 6 of 11 Pages

Item 7.   Material to be filed as Exhibits.

              None



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                               Page 7 of 11 Pages
                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 5, 1998


                                GOULD INVESTORS L.P.
                             BY GEORGETOWN PARTNERS, INC.
                                MANAGING GENERAL PARTNER



                             By s/Simeon Brinberg
                             --------------------------
                                Simeon Brinberg
                                Senior Vice President



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                               Page 9 of 11 Pages


                           ATTACHMENT A


Item 2.  Identity and Background


                    General Partners of Gould Investors, L.P.

Name                     Position                  Principal Occupation
----                     --------                        and Address
                                                   --------------------
Fredric H. Gould         General Partner     General Partner of Gould Investors
                                             L.P. ("Partnership") and Chairman,
                                             sole stockholder and sole director
                                             of  Georgetown  Partners, Inc.
                                             ("Georgetown");  Chairman  of
                                             the  Board   and  Chief   Executive
                                             Officer   of   BRT   Realty   Trust
                                             ("BRT");Chairman  of the  Board  of
                                             One Liberty Properties,  Inc. ("One
                                             Liberty");      President,     sole
                                             stockholder  and sole  director  of
                                             REIT Management  Corp.,  advisor to
                                             BRT ("REIT"); Real Estate Investor;
                                             all located at 60 Cutter Mill Road,
                                             Great Neck, NY 11021.

Georgetown Partners, Inc.   General          60 Cutter Mill Road
                            Partners         Great Neck, NY  11021


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                          Page 10 of 11 Pages

Executive Officers of Georgetown Partners, Inc. -
Managing General Partner of Gould Investors, L.P.

Name                     Position            Principal Occupation
----                     --------                and Address
                                             --------------------
Fredric H. Gould           Chairman          See Above
                         of the Board

Matthew J. Gould           President         President of Georgetown; President
                                             and Chief Executive Officer of One
                                             Liberty; Vice President of REIT;
                                             Vice President of BRT; all located
                                             at 60 Cutter Mill Road, Great Neck,
                                             NY 11021.

Jeffrey Gould            Vice President      President and Chief Operating
                                             Officer  of  BRT;  Vice  President
                                             of One Liberty; Vice President of
                                             Georgetown; all located at 60
                                             Cutter Mill Road, Great Neck, NY
                                             11021.

Israel Rosenzweig        Vice President      President of BRT Funding Corp., a
                                             wholly-owned subsidiary of BRT;
                                             Vice President of Georgetown; Vice
                                             President of One Liberty; all
                                             located at  60  Cutter  Mill  Road,
                                             Great Neck, NY 11021.

Simeon Brinberg          Vice President      Senior Vice President
                         and Secretary       and Secretary of BRT; Vice
                                             President of One Liberty; Senior
                                             Vice President and Secretary of
                                             Georgetown; all located at 60
                                             Cutter Mill Road,  Great Neck, NY
                                             11021.

                          Page 11 of 11 Pages

David W. Kalish          Vice President and  Senior Vice President -Finance of
                         Chief Financial     BRT; Vice President and Chief
                         Officer             Financial   Officer  of  One
                                             Liberty,  Georgetown  and REIT; all
                                             located  at 60  Cutter  Mill  Road,
                                             Great Neck, NY 11021.

Mark H. Lundy            Vice President      Vice President of
                                             BRT and Georgetown;
                                             Secretary of One
                                             Liberty; all located
                                             at 60 Cutter Mill
                                             Road, Great Neck, NY
                                             11021.

Seth D. Kobay            Vice President      Vice President and
                                             Treasurer of BRT and
                                             One Liberty; Vice
                                             President of
                                             Georgetown; all
                                             located at 60 Cutter
                                             Mill Road, Great
                                             Neck, NY 11021.

Myron Ginsburg            Vice President     Vice President of
                                             Georgetown,
                                             60 Cutter Mill Road
                                             Great Neck, NY 11021

Karen Dunleavy            Treasurer          Vice President,
                                             Financial, One
                                             Liberty; Treasurer,
                                             Georgetown; all
                                             located at 60 Cutter
                                             Mill Road, Great
                                             Neck, NY 11021.